KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

March 8, 2021

Mr. Ruairi Regan

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Connect Invest II LLC

Offering Statement on Form 1-A
File No. 024-11466

Dear Mr. Regan:

This letter is submitted on behalf of Connect Invest II LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on February 23, 2021 (the “Offering Statement”), as set forth in your letter dated March 4, 2021 addressed to Mr. Todd B. Parriott, Chief Executive Officer (the “Comment Letter”).  The Company is concurrently filing Amendment No. 2 to the Offering Statement (the “Amendment”), which includes changes to reflect the response to the Staff’s comment.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Offering Statement on Form 1-A

The Manager and the Management Agreement, page 38

1.	We note your response to prior comment 1. Please revise your disclosure in the offering circular to clarify how management fees are calculated including the extent to which they are based on the terms of the notes. For example, disclose, if true, that a 3 month note would accrue a management fee of ¼ of 1%.

Response: In response to the Staff’s comment, the Company has revised the language on page 38 to provide the requested disclosure.

March 8, 2021 Page 2

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Mr. Todd B. Parriott Connect Invest II LLC